UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 1069, Floor 5

Ciudad Autónoma de Buenos Aires, Argentina C1107CBU

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Despegar.com Announces Resignation of Director

BRITISH VIRGIN ISLANDS—(BUSINESS WIRE)—July 6, 2021—Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) the leading online travel company in Latin America, today announced that Mr. Aseem Gupta, the Company’s Series B Preferred Director appointed by Waha Latam Investments Limited, tendered his resignation as Series B Preferred Director effective June 30, 2021. Mr. Gupta’s resignation as Series B Preferred Director is a result of his resignation as a Managing Director of Waha Capital, an affiliate of Waha Latam Investments Limited. As of the date of this current report, Waha Latam Investments Limited has not appointed a new Series B Preferred Director.

Commenting on the resignation of Mr. Gupta, Damian Scokin, CEO stated, “I would like to thank Aseem for the time of service to our company, where his valuable insights and support were very much appreciated.”

“It has been an honor to serve as a director of Despegar and help guide the company through the COVID-19 pandemic. The company took prompt actions to weather the worst situation in the travel sector ever. It is now prepared to capture the great opportunity the Latin American travel market has long term. I trust the company’s leadership, management team and board of directors, is in place to guide it going forward” commented Aseem Gupta.

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 690,000 accommodation options, as well as more than 1,260 car rental agencies and approximately 200 destination services suppliers with more than 7,500 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

CONTACT:

IR Contact

Natalia Nirenberg

Investor Relations

Phone: (+54911) 26684490

E-mail: natalia.nirenberg@despegar.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2021

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel